Exhibit 99.1

UPDATE TO CORPORATE GOVERNANCE POLICIES

ALLIED GOLD’S COMMITMENT TO BEST PRACTICES IN CORPORATE GOVERNANCE

GENDER DIVERSITY POLICY

DATED: JULY 30, 2026

As our shareholders are aware, Allied Gold was engaged from the beginning of 2026 in a transaction that has recently terminated. In that half-year period, it was initially determined that a shareholder meeting would not be required given the expectation of a closing of the transaction beforehand.  Moreover, it was not possible to engage in meaningful discussions relating to augmentation, refreshment and diversity of the board.  Allied Gold is now reengaging in its corporate governance review on these matters and is hereby making a commitment to nominate no less than 20% women to the Board of Directors at the 2027 annual meeting of shareholders, which is expected before mid-year in 2027, and no less than 30% at the 2028 annual meeting of shareholders.